Exhibit (2)(a)(ii)

AMENDMENT TO DECLARATION OF TRUST

THIS AMENDMENT dated as of June 27, 2011, to the DECLARATION OF TRUST that is dated as of April 21, 2011, by Lowell G. Miller, as trustee (the “Trustee”).  The Trustee hereby agrees to amend such Declaration of Trust, solely as follows:

Paragraph 1 of the Declaration of Trust is hereby replaced with the following:

1.  The trust created hereby (the “Trust”), initially known as “Miller/Howard Fund”, shall from July 27, 2011 be known as “Miller/Howard High Dividend Fund”, in which name the Trustee may conduct the business of the Trust, make and execute contracts, and sue and be sued.

IN WITNESS WHEREOF, the Trustee has hereby caused this Amendment to Declaration of Trust to be duly executed as of the day and year first above written.

/s/ Lowell G. Miller
Lowell G. Miller, as Trustee